SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006

January 10, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen
Sonia Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 19, 2011
File No. 333-175026

Dear Ms. Nguyen and Ms. Bednarowski:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 29, 2011 (the “Comment Letter”) relating to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed on December 19, 2011 (“Amendment No. 6”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 7 to the Company’s Registration Statement on Form S-1 (“Amendment No. 7”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.
Form S-1

Prospectus Summary, page 4

Outlook, page 5

Comment No. 1: Refer to the first paragraph on page 5. For balance and clarity, please revise to remove the reference to the amount of cash that you may receive from the exercise of all of the warrants as you are not registering all the common stock from the exercise of the warrants.

Response: We have deleted the sentence to which you refer.  Please see page 5.

Comment No. 2: Based on your current burn rate, please revise to substantiate your claim that you have sufficient cash for the next one to two months. Revise your Risk Factors accordingly.

Response:  The Company refers you to your Comment No. 5 in your letter to the Company dated November 16, 2011 where you requested the Company to, among other items, eliminate references to its monthly revenues.  The Company complied with your request.  As discussed with you on January 3, 2012, however, eliminating references to the monthly revenues is likely to cause the reader to conclude that the Company has less cash on hand than it in fact does and that its estimates of how long it will have sufficient cash to maintain operations may not appear reasonable.

Accordingly, the Company has added language that its current net burn rate is between $25,000 to $55,000 per month.  In addition, as disclosed in Item 15 of Amendment No. 7, the Company recently completed a private placement of its securities.  Accordingly, it has indicated that its cash on hand is $30,000 and that it believes that it has sufficient cash to for the next one to two months.  The foregoing revisions appear on pages 4, 9, 11 and 26.

Business, page 28

Employees, page 31

Comment No. 3: We note that the number of employees has changed from 35 employees to 12. With a view towards revised disclosure, please advise as to why the number of employees has significantly decreased and describe the effect that this reduction is having on your business. Revise the Risk Factors section, as applicable.

Response:  The Company temporarily reduced the number of its employees as it did not have any flight operations for the period commencing December 16th and ending January 16th, which is typically the time of year when it experiences the least demand for its services.  However, the Company intends to hire approximately 20 part time employees given that its next flight is scheduled to occur on January 16, 2012.  We have revised the Employees section accordingly.  Please see page 37.

Other

Comment No. 4:  Please revise to include an exhibit containing interactive data with your next amendment. Refer to Item 601(b)(101)(i)(C) of Regulation S-K.

Response:  We have included the exhibits containing interactive data in Amendment No. 7.

On behalf of the Company, we confirm that the Company acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours, /s/ Henry Nisser Henry Nisser
cc: Daniel Wiesel